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PROVIMI

SEC MAIL PROCESSING RECEIVED NOV 19 2007 WASH. D.C. 160 SECTION

Secrétariat général

07028302

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, November 16th, 2007

Your ref.: File No. 82-5212

SUPPL

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROVIMI

ON TOP OF THE FEED CHAIN

Nine months sales and key developments in the third quarter of 2007

13.5% sales increase over the first nine months operating profit before other income and expenses stable

Paris/Rotterdam, 13 November 2007

1. Nine months sales

Sales increased by 13.5% to EUR 1,502.2 million. Volumes and sales showed an increase in almost all regions, with particularly strong growth in North America, France and Poland. New acquisitions contributed EUR 50.3 million to sales, while exchange rates had a negative effect of EUR 16.2 million. On a like-for-like basis, sales growth was 11.1% over the period. The sales increase was largely due to the impact of higher raw material prices with a slightly negative impact on the Group's operating margin.

Revenues (in million €)	**30/09/2007**	30/09/2006	Change
France	136.7	110.5	+23.7%
Poland	297.7	258.2	+15.3%
Rest of Europe	642.5	580.2	+10.7%
North America	206.4	158.3	+30.4%
Rest of the world	218.9	216.3	+1.2%
Total	**1,502.2**	**1,323.5**	**+13.5%**

In France, Provimi increased sales in a shrinking market, thus gaining market share. Exports continued to develop favourably in spite of the weakening dollar. The Pet food business acquired in December 2006 contributed to nearly half of the sales growth.

In Poland, sales increased compared to the same period last year as farmers purchased more complete feed than premixes due to the low availability of grains.

In the Rest of Europe, sales showed a further healthy growth, notably in Bulgaria, Romania, Russia and the Netherlands. Strong sales growth was also noted in Pet food.

In North America, sales were strong throughout the year. The acquisition of Vita in Canada in June 2006 and the acquisitions of Nutrius and Virtus Nutrition in California later in that year stimulated sales growth further.

In the rest of the world, most countries reported a strong improvement in volumes and sales. This was particularly the case in Brazil, India and Vietnam. In China sales growth was held back due to swine disease. As a result of the joint venture with AquaChile in June 2006,

which led to a partial deconsolidation of fish feed, sales in Chile were considerably lower than in 2006.

2. Comments on the main developments in the third quarter of 2007

Raw materials
The prices of major ingredients notably soy and grains continue to show an upward trend. However, the prices of dairy ingredients and fish meal are decreasing.

Operating performance
Overall operating margins for the Group continued to be negatively affected during the third quarter, as a result of the delay in passing on increasing raw material costs to customers particularly in Pet food were contracts tend to be longer.

Fish feed sale
On 6 November 2007 Provimi reached an agreement to sell the majority of its Fish Feed activities to the Biomar Group (Denmark). Sales in the first nine months for the divested activities amounted to EUR 115.5 million (2006: 129.3 million). This transaction will allow the Group to better focus on its core business. The transaction is subject to the approval of the antitrust authorities.

Financing
The acquisition by KoroFrance of more than 87.4% of the shares of the Provimi Group triggered a change of ownership clause in the previous financing facility. As described in the semi annual report of 30 June 2007 a new, fully underwritten, financing facility was put in place. In the framework of this refinancing operation Provimi SA paid an extraordinary dividend of EUR 237.7 million or EUR 9.11 per share to the shareholders.
The shareholders' meeting held on 13 November decided to distribute a second extraordinary dividend of EUR 52.2 million or EUR 2.00 per share, to be paid from 15 November 2007.

Outlook
Ongoing raw material price increases, especially grains, have continued to impact market conditions in the second half of the year. This will impact negatively the full year operating performance. Furthermore, the Group will incur restructuring costs in the second half year related to its Pet Food activities in Southern Europe.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people anGhaGsales ol € 1.8 billion in 2006. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04
Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

END

This press release can be downlRDGHGIURP tKHGURuS's wHEsItH **http://www.provimi.com**